[Venerable letterhead]

J. Neil McMurdie
860-944-4114
E-mail: neil.mcmurdie@venerable.com

June 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:
Withdrawal of Duplicate Application for an Order Approving the Terms of an Offer of Exchange Under Section 11 of the Investment Company Act of 1940, File Number 812-15480 (Accession Number: 0000923495-23-000064).

Ladies and Gentlemen:

Venerable Insurance and Annuity Company, its Separate Account EQ and Directed Services LLC, hereby requests withdrawal, effective immediately, of the above-referenced Application, which was  accepted via EDGAR on June 28, 2023.

The Application associated with File Number 812-15480 was a mistaken duplicate submission of the same application filed earlier via EDGAR and accepted under File Number 812-15479 on June 27, 2023, at 9:54 p.m. (Accession Number: 0000923495-23-000061).

We apologize for any confusion that this mistaken duplicate filing may have caused.

Sincerely,

/s/ J. Neil McMurdie
J. Neil McMurdie

cc:	Lisa Reid Ragen, Esq. Jill Ehrlich, Esq. Thomas E. Bisset, Esq. Timothy Graves, Esq. Ron Tanner, Esq. Jay Lemoncelli, Esq.